EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Cameco Corporation

We consent to the use of our reports, included in this annual report on Form 40-F, each dated February 7, 2019, with respect to:

•

our Report of Independent Registered Public Accounting Firm on the consolidated statements of financial position of the Corporation as at December 31, 2018 and December 31, 2017, and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years then ended (the “consolidated financial statements”); and

•	our Report of Independent Registered Public Accounting Firm on the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2018.

Our report on the consolidated financial statements refers to changes in accounting policies for revenue recognition and financial instruments in 2018 due to the adoption of IFRS 15 – Revenue from Contracts with Customers (IFRS 15) and IFRS 9 – Financial Instruments (IFRS 9).

We also consent to the incorporation by reference of such reports in the registration statements (Nos. 333-11736, 333-06180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan and registration statement (No. 333-196422) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan.

/s/ KPMG LLP
Chartered Professional Accountants

Saskatoon, Canada
March 29, 2019